SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Oil and Gas Production in 2009

Rio de Janeiro, January 19, 2010 – Petróleo Brasileiro S.A. - Petrobras announces its production in December and the average production of 2009.

In December, the Company's average oil and NGL (Natural Gas Liquids) production was 1,987,000 barrels per day (bpd), only 3,800 bpd less than in November (1,991,000 bpd). The average natural gas production, excluding the liquefied volume, was 51.0 million cubic meters per day, 300,000 cubic meters per day more than in November (50.7 million cubic meters). The average total oil, NGL and natural gas production, including the international production, was 2,551,000 barrels of oil equivalent per day (boed) in the month, similar to the mark set in November (2,556,000 bpd).

In 2009, the company averaged 2,525,000 boed in total production, 5.22% more than the previous year's mark of 2,400,000 boed. Oil and NGL production in Brazil was 1,970,00 bpd, 6.3% more than the 2008 average and only 28,000 bpd shy of the production target the Company announced in early 2009 (2,050,000 bpd, plus or minus 2.5%) .

The main highlights of the year were: increased production at platforms P-52 and P-54 in the Roncador field, and the kick-off the platforms P-53 (Marlim Leste), P-51 (Marlim Sul), FPSO Cidade de Niterói (Marlim Leste) and FPSO Cidade de São Vicente (Tupi EWT), which contributed to overcome the natural decline of mature fields.

The production and reserves data keeps Petrobras under the limelight in the global scenario given its capacity to increase its production and maintain its proved reserves level, which as of yet do not include relevant contribution of the pre-salt areas. In 2009, the proved reserves reached 14.865 billion boe, according to the SPE (Society of Petroleum Engineers) criterion, only 1.5% less than the reserves in 2008. The minor decrease was caused by the non inclusion of the Bolivia reserves in the international segment due to Bolivian legislation changes.

Click here for detailed information on Petrobras' production in 2009.

www.petrobras.com.br/ri Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Relacionamento com Investidores | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.:

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.